                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                       PEGASUS COMMUNICATIONS CORPORATION
                            (Name of Subject Company)

                       PEGASUS COMMUNICATIONS CORPORATION
             (to be renamed Pegasus Satellite Communications, Inc.)
                        (Name of Filing Person (Issuer))

            12 3/4% Series A Cumulative Exchangeable Preferred Stock
                         (Title of Class of Securities)

                                    705904209
                      (CUSIP Number of Class of Securities)

                              Scott A. Blank, Esq.
                                 Vice President
                       Pegasus Communications Corporation
                  c/o Pegasus Communications Management Company
                         225 City Line Avenue, Suite 200
                         Bala Cynwyd, Pennsylvania 19004
                            Telephone: (888) 438-7488

                                    Copy to:

                             Michael B. Jordan, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
          (Name, Address, and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

---------------------------------------------------------------------------
       Transaction Valuation*                 Amount of Filing Fee**
---------------------------------------------------------------------------
         $162,588,000                               $32,517.60
---------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire $152.8 million outstanding liquidation preference of Series A Cumulative Exchangeable Preferred Stock, plus accrued and unpaid dividends as of the settlement date (the "Pegasus Communications Preferred Stock") of Pegasus Communications Corporation for an equal amount of Series A Cumulative Exchangeable Preferred Stock (the "Pegasus Satellite Preferred Stock") of Pegasus Satellite Communications, Inc. Based on the accumulated value of the outstanding Pegasus Communications Preferred Stock as of January 18, 2001, the transaction value is equal to $162,588,000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

**   Previously paid.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:  $32,517.60
         Filing Party:  Pegasus Communications Corporation
         Form or Registration No.:  Schedule TO
         Date Filed:  December 19, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third-party tender offer subject to Rule 14d-1. |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: |_|

                                  TENDER OFFER

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Pegasus Communications Corporation, a Delaware corporation, on December 19, 2000 in connection with its offer to exchange up to $162.6 million aggregate liquidation preference of Pegasus Communications Preferred Stock or a lesser amount as is properly tendered and not withdrawn, for an equal amount of Pegasus Satellite Preferred Stock on the terms and subject to the conditions described in the Offering Memorandum, dated December 19, 2000, and related Consent and Letter of Transmittal (the Offering Memorandum and the Consent and Letter of Transmittal, as amended and supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offering Memorandum.

         The Schedule TO, which expressly incorporates by reference the information provided in the Offer in response to all items in the Statement, is hereby amended and supplemented as follows.

ITEMS 1, 4 and 6.

         1. Items 1, 4 and 6 of the Schedule TO, which incorporate by reference information contained in the Offer and all exhibits to the Offer, are hereby amended and supplemented as follows:

            The fourth bullet point under the second paragraph of the subsection Conditions of the Exchange Offer and Consent Solicitation on page 45 of the Offering Memorandum, is hereby deleted.

            The words "sole judgment" in the fifth, sixth and seventh bullet points under the subsection, Conditions of the Exchange Offer and Consent Solicitation on page 46 of the Offering Memorandum, are hereby deleted and replaced in each case with the words "reasonable judgment."

         2. Items 1, 4 and 6 are hereby further amended and supplemented by the addition of the following:

            The initial period of the Offer, which was scheduled to expire at 5:00 p.m., New York City time, on January 18, 2001, has been extended to 5:00 p.m., New York City time, on January 22, 2001, unless further extended.

            In a letter dated January 16, 2001 delivered to The Depository Trust Company, Pegasus Communications announced that the expiration date of the Offer has been extended to January 22, 2001, unless further extended. A copy of the letter containing the announcement is filed as Exhibit (a)(7) and is incorporated in response to this Item by reference.

ITEM 12. EXHIBITS.

            Item 12 is hereby amended and supplemented by adding the following exhibit.

            (a)(7) Letter delivered to The Depository Trust Company dated January 16, 2001

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information provided in this statement is true, complete and correct.

                                            Dated: January 16, 2001

                                            PEGASUS COMMUNICATIONS CORPORATION

                                            By:   /s/ Scott A. Blank
                                                 ------------------------------
                                                 Name:  Scott A. Blank
                                                 Title: Vice President

                                  EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------
(a)(7)             Letter delivered to The Depository Trust Company dated
                   January 16, 2001